SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        FILED UNDER SECTION 33(A) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                           SERVICIOS ENERGETICOS, S.A.
                        (name of foreign utility company)

     Servicios Energeticos, S.A. ("SESA"), a company formed under the laws of the Republic of Bolivia, hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act, as amended, (the "Act") for the purpose of notifying the U.S. Securities and Exchange Commission that SESA is a "foreign utility company" under Section 33(a) of the Act, 15 U.S.C. Sec. 79z-5b(a). SESA is a subsidiary company of NRG Energy, Inc., which is a wholly-owned subsidiary company of Xcel Energy, Inc.

ITEM  1:  NAME,  BUSINESS ADDRESS, DESCRIPTION OF FACILITIES, AND, TO THE EXTENT
--------
KNOWN, EACH PERSON WHO HOLDS FIVE PERCENT OR MORE OF THE VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY, AND A DESCRIPTION OF THE AMOUNT AND NATURE OF THE INTEREST.

     The name and address of the entity claiming foreign utility company status is:

                           Servicios Energeticos, S.A.
 c/o Compania Boliviana de Energia Electrica S.A.-Bolivian Power Company Limited
                         Avenida Hernando Siles No. 5635
                                 Obrajes, La Paz
                                     Bolivia


     SESA operates an approximately 87-MW natural gas-fired electric generating facility located within the Carrasco gas production field near Santa Cruz, Republic of Bolivia. The following persons hold five percent (5%) or more of the voting securities of SESA:

          Person                                             % Ownership
          ------                                             -----------
          Compania Boliviana de Energia Electrica S.A.-
            Bolivian Power Company Limited                      99.8%


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ITEM  2:  NAME  OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY, DESCRIPTION OF
--------
THE RELATIONSHIP BETWEEN SUCH COMPANY AND THE FOREIGN UTILITY COMPANY, AND PURCHASE PRICE PAID BY SUCH COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

     The following are the domestic public-utility companies and their holding companies that are associate companies of SESA: Southwestern Public Service Company, Public Service Company of Colorado, Cheyenne Light, Fuel and Power Company, Northern States Power Company, Northern States Power Company-Wisconsin, and Black Mountain Gas Company (collectively, the "Xcel Companies") are domestic associate public-utility companies of SESA. The Xcel Companies are subsidiary companies of Xcel Energy, Inc.

     No portion of the purchase price of SESA was paid by any domestic associate public utility company of SESA.

                                    EXHIBIT A
        STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(A)(2) OF THE ACT

     The Xcel Companies are subsidiary companies of Xcel Energy, Inc., a registered holding company, and therefore, pursuant to Section 33(a)(2) of the Act, 15 U.S.C. Sec. 79z-5b(a)(2), are not required to obtain state certification.

     SESA has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                               /s/
                                               ---------------------------------
                                               Julio  LeMaitre,
                                               President
                                                   Authorized  Representative
                                               Servicios  Energeticos,  S.A.
                                               Avenida Hernando Siles No. 5635
                                               Obrajes,  La  Paz
                                               Bolivia


August  28,  2002


206249_1.DOC


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